Filed by Access Midstream Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Access Midstream Partners, L.P.

Commission File Number: 001-34831

The following e-mail from J. Mike Stice, Chief Executive Officer of Access Midstream Partners GP, L.L.C., the general partner of Access Midstream Partners, L.P. (the “Partnership”), was distributed to the Partnership’s employees on June 15, 2014:

Dear Fellow Colleagues and Friends,

Moments ago, it was announced that Williams (WMB) and Global Infrastructure Partners (GIP) have entered into an agreement pursuant to which WMB will acquire all of GIP’s interest in both Access Midstream Partners (ACMP) and ACMP’s general partner (GP) for approximately $5.995 billion. The closing of the transaction is anticipated to occur in the third quarter of this year pending receipt of appropriate regulatory approvals. Upon closing, this transaction will bring our mutually beneficial relationship with GIP to an end. GIP has been an important part of our success and we are pleased that we were able to create significant value for GIP and their investors and sincerely thank them for their contribution.

Likewise, we are equally excited about the extension of our partnership with WMB and look forward to joining the WMB family. WMB is a large, growing, 100+ year-old natural gas and NGL-focused midstream company with headquarters in Tulsa and about 5,000 employees across North America. Through this acquisition, WMB will build on its leading position in unregulated gathering and processing in attractive basins across North America.

From WMB’s acquisition of the ACMP interests from GIP, we would expect customers to benefit from the expanded capability and scale that the WMB business provides. Employees will benefit from additional opportunity for advancement with both ACMP and WMB and the additional benefits of being a member of the WMB family.

WMB also is proposing the subsequent merger of ACMP and Williams Partners L.P. (WPZ). As proposed by WMB, the merger would take place at a later date as it would require approval of the boards of directors and applicable conflicts committees of both WPZ and ACMP. Upon receipt of any proposal, ACMP, its board of directors and applicable committees will evaluate and negotiate the transaction.

I know change can be difficult and has been difficult over the last year, but I told Alan Armstrong, WMB’s CEO, that ACMP employees have learned to embrace change, and I fully commit to remain our advocate throughout this transition. Fortunately, both ACMP and WMB are experiencing tremendous growth and we anticipate many employment opportunities both in OKC and Tulsa as a result of ACMP being a part of the WMB family. WMB expects to maintain a major office in OKC in addition to major offices in Houston, Salt Lake City, Pittsburgh and WMB’s Tulsa headquarters. We anticipate minimal impact for the field organizations. We recognize the uncertainty that this change can create and will work diligently to make timely decisions to resolve any uncertainty as soon as possible.

To kick off the dialogue, a town hall has been scheduled in OKC for 11am Monday morning, June 16. A meeting planner will be distributed to all OKC employees with the location details. Alan Armstrong will be joining me for this meeting. This town hall will not be webcast or available for dial-in due to the relatively short notice of the transaction; however, over the course of next two weeks, Bob, Walt, John and I plan to come to the field locations and conduct similar town halls in person.

It is important to understand that until such time as any proposed merger is consummated, ACMP will remain an independent publicly traded MLP with our own unitholders, including WMB. We have significant, ongoing business that we must continue to perform in a safe and environmentally responsible manner. I am so very proud of what we have created together and I ask that we stay focused through this transition to ensure that everyone returns home safely to their loved ones.

This communication includes forward-looking statements that we believe to be reasonable as of today’s date. Forward-looking statements give our current expectations or forecasts of future events. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this communication, and we undertake no obligations to update this information. Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to be correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” in our 2013 Annual report on Form 10-K and our other SEC filings.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that Williams has made for a business combination transaction of Williams Partners L.P. (“WPZ”) with the Partnership. In furtherance of this proposal and subject to future developments, WPZ or the Partnership may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document WPZ or the Partnership may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF WPZ AND THE PARTNERSHIP ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to unitholders of the Partnership. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by WPZ or the Partnership through the website maintained by the SEC at http://www.sec.gov.